UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period    February 2008                                   File No:  001-33580

Keegan Resources Inc.

(Name of Registrant)

Suite 1204 – 700 West Pender Street, Vancouver, British Columbia, Canada V6C 1G8

(Address of principal executive offices)

1.

News Release dated February 19, 2008

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.           FORM 20-F XXX         FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Keegan Resources Inc.

(Registrant)

Dated: February 19, 2008

Signed: /s/  Michael Bebek

Michael Bebek

Corporate Secretary

PRESS RELEASE
TSX-V:  KGN
AMEX: KGN

KEEGAN EXPLORATION DRILLING DISCOVERS NEW PARALLEL GOLD STRUCTURE AT ESAASE GOLD PROJECTAND EXTENDS THE B-1 STRUCTURE

Vancouver, BC, February 19, 2008 - Keegan Resources Inc. (“Keegan”) is pleased to announce the results of 9 drill holes from a newly discovered gold structure on the Esaase property as well as 17 additional holes from the B-1 structure.  The newly discovered D-1 mineralized structure appears to be a parallel zone to the A-1 fault which hosts Keegan’s 43-101 compliant resource; the D-1 mineralized structure lies approximately one kilometer west of the A-1 structure and one km west of the B-1 structure.  It appears to be mostly covered by alluvium or low lying vegetation. Drilling highlights include 17 meters of 3.64 g/t Au from hole 243 and 23 meters of 1.2 g/t Au from hole 242.  The mineralized portion of this zone is at least 300 meters long and is open along strike and down dip. Please see a drill hole location map of this new zone at www.keeganresources.com.

 In addition Keegan has received assays from 17 drill holes that have significantly expanded the B-1 mineralized structure to a total strike length of 600m, (please see NR dated June 4, 2007 announcing discovery of this parallel zone).  Highlights include 45 meters of 1.06 g/t Au in drill hole 203 and 31 meters of 1.01 g/t Au in drill hole 204.  Keegan plans to continue to explore both the D-1 and B-1 structures with additional drill holes along strike and down dip.

Table 1. Drill holes from the D-1 and B-1 mineralized structures, Esaase gold deposit

Hole_ID	From	To	Width	grade (g/t)	Hole_ID	From	To	Width	grade (g/t)
D-1 Zone					KERC133	10	30	20	1.03
KERC240	100	107	8	0.75	KERC134	63	80	17	0.56
KERC241	96	101	5	7.88	KERC134	97	103	6	0.63
including	100	101	1	36.4	KERC134	166	172	6	0.53
KERC242	64	87	23	1.2	KERC203	22	67	45	1.06
KERC243	28	45	17	3.64	KERC203	108	113	5	0.73
including	41	42	1	30.7	KERC204	51	82	31	1.01
including	44	45	1	12.7	including	63	64	1	10.33
KERC244	47	66	19	0.5	KERC204	156	169	13	0.86
KERC244	81	88	7	0.9	KERC205	no significant intercepts
KERC244	104	118	14	1.05	KERC206	144	170	26	1.06
KERC245	8	57	49	0.78	KERC207	34	41	7	1.35
KERC246	41	50	9	0.79	KERC207	144	197	53	0.64
KERC247	no significant intercepts				KERC208	6	14	8	0.66
KERC248	51	56	5	1.45	KERC208	161	170	9	0.62
KERC249	no significant intercepts				KERC209	138	160	22	1.32
B-1 Zone					KERC209	189	194	5	0.54
KERC129	no significant intercepts				KERC210	80	90	10	1.03
KERC130	0	5	5	0.58	KERC211	no significant intercepts
KERC130	31	45	14	0.87	KERC212	57	70	13	0.7
KERC131	1	35	35	1.17	KERC213	no significant intercepts
KERC132	5	10	5	0.71

President and CEO Dan McCoy states: "These new discoveries indicate that we are just starting to uncover what could be a world class metasediment hosted gold vein system.  As we continue to define the geologic controls of the gold system, we believe that we will identify additional mineralized structures, as well as high grade corridors along and between structures.”

Richard Haslinger, P. Eng. is the Qualified Person with respect to NI 43-101 at Esaase. RC samples were taken at one meter intervals under dry drilling conditions by geologic and resource consultant RSG Global, Inc. utilizing drilling and sampling techniques widely accepted in resource definition studies of other West African gold deposits.  All reverse circulation drill samples are weighed on site.  All samples are using standard 50 gram fire assay with atomic absorption finish by Transworld Laboratories (GH) Ltd. in Tarkwa, Ghana or SGS Labs in Tarkwa, Ghana. QA/QC programs using internal and external standard samples, re-assays, and blanks indicate good accuracy and precision in a large majority of standards assayed.  Intercepts were calculated to emphasize width rather than grade:  a minimum of a 0.2 g/t cut off at beginning and end of the intercept and allowing for no more than six consecutive samples (six meters) of less than 0.2 g/t Au.  All internal intercepts above 10 g/t Au are reported within the intercept.  Intercepts of less than 5 meters or less than 0.5 g/t Au were not reported.  Mineralization strikes approximately 30 degrees east of north and dips 45 to 60 degrees to the west.  The drill holes are oriented 10 degrees south of north and are inclined at 45 degrees to the east, so true widths are estimated to be over 80% of the drilled widths.

About Keegan Resources: Keegan is a junior gold company offering investors the opportunity to share ownership in the rapid exploration and development of high quality, pure gold assets. The Company is focused on its wholly owned flagship Esaase and Asumura gold projects located in Ghana, West Africa. Managed by highly skilled and successful technical and financial professionals, Keegan is well financed with no debt. Keegan is also strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighboring communities. Keegan trades on the TSX-VEN and on the AMEX under the symbol KGN. More information about Keegan is available www.keeganresources.com.

On Behalf of the Board

Dan McCoy, Ph.D.

President & CEO

For more information please visit the company website at http://www.keeganresources.com or contact investor relations at 604-683-8193 or mail to:info@keeganresources.com.

The TSX Venture and AMEX Exchange have not reviewed and does not accept responsibility for the adequacy or the accuracy of this release.

This release includes certain statements that may be deemed forward-looking statements. All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's filings that are available at www.sedar.com.

Esaase B-1 and D-1 Mineralized Structures

KEEGAN RESOURCES INC.

Focused Exploration Providing Growth

KERC205
KERC206
KERC207
KERC208
KERC209
KERC134
KEDD6033
KERC130
KERC212
KERC211
KERC260
KERC133
KERC132
KERC131
KERC129
KERC210
KERC213
KERC249
KERC248
KERC246
KERC247
KERC245
KERC241
KERC244
KERC240
KERC243
KERC242
N
0
0.5
1
kilometers
"B" Mineralized Fault Zone
"D" Mineralized Fault Zone: low lying alluvial area
"A" Mineralized Fault Zone
"C" Mineralized Fault Zone
LEGEND
Stepout drill holes this release
Previously released hole
Mineralized fault previously identified
Mineralized fault proposed
South Extension Mineralized Envelope
South Extension grade-width greater than 35 g/t meter
Currently Defined Resource Area (43-101 compliant)
Previous Alluvial Workings
Southeast Property Boundary